File No. 70-10227

                       SECURITIES AND EXCHANGE COMMISSION
                           CERTIFICATE OF NOTIFICATION
                                    (Rule 24)
                                       By
                               EMERA INCORPORATED


          In accordance with the Order of the Securities and Exchange Commission dated June 30, 2004, concerning the authorization of the financing program for Emera and its subsidiaries (the "Order"), Emera Inc. ("Emera") hereby submits its report for the period January 1, 2004 to June 30, 2004 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the responses thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

          In this report a currency conversion ratio of CDN $1.3404: US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: For any sales of common stock by Emera during the Reporting Period, the purchase price per share and the market price per share at the date of the agreement of sale, and the aggregate amount of common stock issued during the Authorization Period.

RESPONSE: No common stock was issued during the Reporting Period. During the Authorization Period from October 1, 2001 through to June 30, 2004, Emera issued 9,500,000 common shares.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable pursuant to options granted during the Reporting Period under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted, and the total number of shares of Emera common stock issued or issuable pursuant to options outstanding during the Authorization Period.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Share Purchase Plan and the Dividend Reinvestment Plan. During the Reporting Period, Emera issued 304,325.996813 shares under these plans, and 609,800 options were granted during the Reporting Period.

During the Authorization Period from October 1, 2001 through to June 30, 2004, Emera issued 1,154,083.740313 shares pursuant to the plans described herein, and 1,242,000 options were granted during this period.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: Not applicable.


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

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the Reporting Period, the name of the guarantor, the name of the beneficiary of the guarantee, the amount, terms and purpose of the guarantee, and the total amount of guarantees issued and outstanding during the Authorization Period.

RESPONSE: Attached as Exhibit A is a copy of Emera's Report on Corporate Guarantees for its Board of Directors dated as of June 25, 2004 (the "Report"). Following preparation of the Report, an additional guarantee was executed during the Reporting Period the particulars of which are set out below.


---------------- ---------------- ------------------- ------------------- ----------------------------- ------------------------
   Guarantor       Subsidiary       Beneficiary of        Amount of         Other Terms of Guarantee     Purpose of Guarantee
                                      Guarantee           Guarantee
                                                           $CDN/$US
---------------- ---------------- ------------------- ------------------- ----------------------------- ------------------------
Emera            Emera Energy     New York                Unlimited       This Guarantee, and the       Counterparty credit
Incorporated     Services,        Independent             [estimated      creation of additional        support to allow
                 Incorporated     System Operator,        potential       liabilities, may be           participation in the
                                  Inc.  ("NYISO")          exposure       terminated by providing the   electricity market
                                                      $1,300,000 (U.S.)]  beneficiary 60 days prior     governed by NYISO
                                                                          written notice.
---------------- ---------------- ------------------- ------------------- ----------------------------- ------------------------


Emera's guarantee exposure concerning guarantees limited in amount and denominated in U.S. currency equates to a maximum potential exposure of $247 million while Emera's exposure pursuant to limited guarantees denominated in Canadian currency equates to $8,907,557. Utilizing the exchange rate articulated herein, this equates to an exposure of $6,645,446.30 (U.S.). Emera's exposure pursuant to guarantees unlimited in amount is based primarily upon the limits articulated in Emera's credit policy and equates to a maximum potential exposure of $42.8 million (U.S.). In total, Emera's maximum potential exposure pursuant to outstanding guarantees equates to $296,445,440 (U.S.) as at the conclusion of the Reporting Period.

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary Utility company that are not exempt under rule 52, and the total amount of short-term financing issued and currently outstanding during the Authorization Period. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: No loans between an associate company and BHE were made during the Reporting Period. BHE had borrowing activities during the Reporting Period under its revolving and unsecured lines of credit as described in the table below.

    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    Date        Bank         Transaction            Amount              Rate                   Maturity
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    01/30/04    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    02/02/04    Fleet        Borrow                 2,000,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    02/04/04    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    03/31/04    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    04/15/04    Fleet        Borrow                 1,500,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    04/16/04    Fleet        Borrow                 500,000             4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    04/20/04    Fleet        Repay                  (1,500,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    04/23/04    Fleet        Repay                  (500,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    05/03/04    Fleet        Borrow                 2,000,000           4.00000
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------

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

    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    Date        Bank         Transaction            Amount              Rate                   Maturity
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    05/04/04    Fleet        Repay                  (2,000,000)
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------
    06/30/04    Fleet        Borrow                 17,000,000          2.09000                07/30/04
    ----------- ------------ ---------------------- ------------------- ---------------------- ----------------------


As at June 30, 2004, BHE's issued and outstanding short-term financing equates to $17,000,000 (U.S.).

REPORTING REQUIREMENT NO. 6: For any subsidiaries that are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the Reporting Period that were used to fund such VIEs.

RESPONSE: No subsidiaries within the Emera system of companies are Variable Interest Entities.

REPORTING REQUIREMENT NO. 7: If any financing proceeds are used for VIEs, provide a description of the accounting for such transaction under FASB interpretation 46R.

RESPONSE: Not Applicable.

REPORTING REQUIREMENT NO. 8: A list of U-6B-2 forms filed with the Commission during the Reporting Period, including the name of the filing entity and the date of filing.

RESPONSE: No U-6B-2 forms were filed with the Commission during the Reporting Period.


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

REPORTING REQUIREMENT NO. 9: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

As at June 30, 2004
       Company             Type of capital      CDN $ (millions)      US $ (millions)        Percentage of
                                                                                                 total
                                                                                            capitalization
----------------------- ---------------------- -------------------- --------------------- --------------------
Emera                   Common stock*          1,356.5              1,058.7               39.9%
(consolidated)          Non-controlling        261.0                196.4                 7.4%
                        interest****
                        Long-term debt**       1,594.9              1,199.9               45.3%
                        Short-term debt***     259.6                195.3                 7.4%
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  3,472.0              2,650.3               100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------
----------------------- ---------------------- -------------------- --------------------- --------------------

BHE                     Common stock*          261.9                196.4                 54.1%
                        Non-controlling        0.8                  0.6                   0.2%
                        interest
                        Long-term debt**       198.1                149.0                 41.0%
                        Short-term debt***     22.6                 17.0                  4.7%
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  483.4                363.0                 100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------
----------------------- ---------------------- -------------------- --------------------- --------------------

MEPCO                   Common stock*          15.7                 11.9                  100.0%
                        Non-controlling
                        interest
                        Long-term debt**
                        Short-term debt***
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  15.7                 11.9                  100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------
----------------------- ---------------------- -------------------- --------------------- --------------------

Chester SVC             Common stock*
Partnership
                        Non-controlling
                        interest
                        Long-term debt**       25.7                 19.3                  100.0%
                        Short-term debt***
----------------------- ---------------------- -------------------- --------------------- --------------------
                        Total                  25.7                 19.3                  100.0%
----------------------- ---------------------- -------------------- --------------------- --------------------


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

Emera has been translated as a self-sustaining foreign operation.

* Common stock includes all line items in shareholder's equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment).
** Long-term debt includes both the long-term and short-term portions.
*** Short-term debt includes bank indebtedness and short-term notes payable.
**** Non-controlling interest includes the preferred stock of Nova
Scotia Power Inc. and Bangor Hydro-Electric Company.

REPORTING REQUIREMENT NO. 10: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the Reporting Period.


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

RESPONSE:

For the period January 1 to June 30, 2004
----------------------------------------------------------------------------------------------------------------------------
                     Emera                    BHE                     MEPCO                    Chester SVC Partnership
                     CDN $        US $        CDN $       US $        CDN $        US $        CDN $           US $
                     (millions)   (millions)  (millions)  (millions)  (millions)  (millions)   (millions)     (millions)
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Retained Earnings
- Beginning of
Period               365.3        235.5       8.6         5.8         3.9          2.4         -               -

Net Income           83.0         62.0        9.9         7.5         0.8          0.6         -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Gross Retained       448.3        297.5       18.5        13.3        4.7          3.0         -               -
Earnings

Redemption of        -            -           -           -           -            -           -               -
Preferred Shares

Dividends Paid on    6.7          5.0         -           -           -            -           -               -
Preferred Stock

Dividends Paid on    47.7         35.6        5.4         4.0         -            -           -               -
Common Stock
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Retained Earnings
- End of Period      393.9        256.9       13.1        9.3         4.7          3.0         -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------

Common Stock         1,013.3      648.3       57.7        36.8        1.4          0.9         -               -

Other Paid-In        -            -           246.0       155.4       12.5         8.0         -               -
Capital

Unappropriated
Retained Earnings    393.9        256.9       13.1        9.3         4.7          3.0         -               -

Other
Comprehensive
Income               -            -           (7.4)       (5.1)       -            -           -               -

Translation
Adjustment           (50.7)       153.5       (47.5)      -           (2.9)        -           -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Total Common Equity  1,356.5      1,058.7     261.9       196.4       15.7         11.9        -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------


Emera has been translated as a self-sustaining foreign operation. Opening equity is as of January 1, 2004. Net income and dividends are translated at the average exchange rates for the period.

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

REPORTING REQUIREMENT NO. 11: A listing of any securities issued by the Intermediate Holding Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE: No securities were issued by either Emera US Holdings, Inc. or BHE Holdings, Inc. during the Reporting Period.

REPORTING REQUIREMENT NO. 12: Emera's aggregate investment, as defined in rule 53, in EWGs and FUCOs as of the end of the Reporting Period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the Reporting Period.

RESPONSE:

a. The aggregate value of Emera's direct and indirect investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in rule 53 was CDN $830.6 million, US $624.9 million, as of the end of the Reporting Period.*
b.   Emera has no EWG investments.
c. Emera's aggregate investment in EWGs and FUCOs as of the end of the Reporting Period represents 243.3% of its consolidated retained earnings of CDN $393.9 million, US $256.9 million, as of June 30, 2004.
d. Emera's aggregate investment in NSPI was US $642.7 million as at December 31, 2003. The difference between that amount and the aggregate investment of US $624.9 million reported as of the end of the Reporting Period is attributable to fluctuations in the exchange rate.

*As of January 9, 2004, Emera transferred 14.99% of the common shares Emera held in NSPI to a direct and wholly owned subsidiary, 3081922 Nova Scotia Limited, in connection with certain tax planning activities. Emera's aggregate FUCO investment reflects this indirect interest in NSPI as well as Emera's direct interest.

N.B. Emera has been translated as a self-sustaining foreign operation.

REPORTING REQUIREMENT NO. 13: The information required by Form U-9C-3 with respect to Canadian Energy Related Subsidiaries acquired under Part 1(E) of the financing authorization.

RESPONSE: As of April 30, 2004, Cablecom Ltd., an indirect but wholly owned subsidiary of Emera, acquired all of Atlantic Network Solutions Inc.'s ("ANS") issued and outstanding common shares. ANS was incorporated in the Province of New Brunswick on November 4, 1999 and was engaged in the provision of consulting services and line workers' training. ANS was incorporated by its principals for the purpose of providing a vehicle for these persons to supply such services to Cablecom Ltd., and following ANS's acquisition, these individuals became employees of Cablecom Ltd. ANS did not issue any securities during the Reporting Period, and ANS has not engaged in any affiliated transactions following its acquisition by Cablecom Ltd. ANS has not engaged in any income earning activities following its acquisition, and as a result, there is no income statement for ANS as of June 30, 2004. ANS's balance sheet, however, is attached hereto as Exhibit B.

ANS was acquired at a cost of $82,000 (CDN) which equates to circa $61,176 (U.S.) utilizing the exchange rate articulated herein. In total, Emera invested $61,176 (U.S.) in Canadian Energy Related Subsidiaries during the Reporting Period, and Emera's remaining aggregate investment authority equates to $299,938,824 (U.S.).

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE: There were no BHE borrowings from NSPI during the Reporting Period.



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

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-10227 to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Emera Incorporated

Date:  August 26, 2004                By: /s/ Richard J. Smith
                                         ---------------------
                                      Richard J. Smith
                                      Corporate Secretary and General Counsel

                                  EXHIBIT INDEX


      Exhibit                             Description

         A Emera Inc. Guarantee Report dated as of June 25, 2004, (Confidential Treatment Requested)

         B Atlantic Network Solutions Inc.'s Balance Sheet as of June 30, 2004, (Confidential Treatment Requested)




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